UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06020505

RECD S.E.C.
JAN 9 2006
1088

January 4, 2006

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/4/2006

Re: International Business Machines Corporation
Incoming letter dated November 4, 2005

Dear Mr. Moskowitz:

This is in response to your letter dated November 4, 2005 concerning the shareholder proposal submitted to IBM by Donald V. Murray. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Donald V. Murray
P.O. Box 239
New York, NY 10009-0239

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 4, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: IBM 2006 Proxy Statement-- Stockholder Proposal of **Mr. Donald V. Murray**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a substituted[1] stockholder proposal dated October 18, 2005 (the "Proposal"), attached as Exhibit A hereto, which Proposal was submitted Mr. Donald V. Murray (the "Proponent"), a former IBM employee and retiree of the International Business Machines Corporation (the "Company" or "IBM").

The new three-part Proposal resolves that:

> **-IBM will not provide or make available any health insurance that includes coverage for any sexually transmitted disease, including AIDS or an HIV positive condition, on any IBM employee, his or her sexual partner or partners, however so designated, or on any dependent of that employee; and**
>
> **-Any existing health insurance provided or made available through IBM that includes coverage for any sexually transmitted disease, including AIDS or an HIV positive condition, on any IBM employee, his or her sexual partner or partners, however so designated, or on any dependent of that employee, shall terminate at the end of the current calendar year.**
>
> **-This provision shall not prevent continued payments under any health insurance provided or made available through IBM for any sexually transmitted disease, including AIDS or an HIV positive condition, where the condition has been reported by the end of the calendar year in which this provision is adopted.**

IBM believes that the Proposal can properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 25, 2006 (the "2006 Annual

[1] The original proposal, which Mr. Murray filed earlier this year, read as follows:

"IBM will not provide either life insurance or health insurance coverage for any homosexual partner or partners, however so designated, of any IBM employee, and any existing life insurance or health insurance coverage for any homosexual partner or partners, however so designated, of any IBM employee, shall terminate at the end of the current calendar year." (See Exhibit B)

Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may be omitted from the Company's proxy materials for the 2006 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7), because it deals with matters relating to the conduct of the ordinary business operations of the Company.

This Proposal relates to a general employee benefits coverage matter. The Proponent (i) does not want the Company to have its health insurance cover any sexually transmitted diseases, including AIDS or HIV positive conditions; (ii) wants all existing coverage for sexually transmitted diseases to terminate at the end of the current calendar year; and (iii) provides a limited "grandfathering" provision for continuation of coverage for sexually transmitted diseases "where the condition has been reported by the end of the calendar year in which this provision is adopted." Such a proposal simply cannot withstand legal scrutiny under the Commission's rules.

The Proponent, an IBM retiree who must now fund a share of his own Company sponsored health benefit costs, believes that covering "***any preventable medical condition***" such as "***sexually transmitted diseases***" is "***an unwarranted use of IBM resources or the resources of other IBM employees.***" By having IBM remove any sexually transmitted diseases from the scope of our benefit coverage, the Proponent believes the Company's resources, or the resources of other IBM employees (including himself) would be better off. While the Proponent may strongly believe in his own approach to corporate health benefits management and cost-containment, his attempt to "micro-manage" the criteria for Company's employee health and medical plans is in direct contravention of Rule 14a-8(i)(7).

The ordinary business exception under Rule 14a-8(i)(7) has been employed consistently by the staff to permit the exclusion of a variety of proposals over the years on the scope of coverage provided under a company's health and other welfare benefit plans. See AT&T Corp. (February 25, 2005)(proposal to have AT&T discontinue all domestic partner benefits for executives making over $500,000 per year, or if not feasible, ask these executives to reimburse AT&T for these expenses properly excluded under Rule 14a-8(i)(7)); SBC Communications, Inc. (January 9, 2004)(proposal requesting that unmarried sexual partners of employees be excluded from SBC's health care plans properly excluded under Rule 14a-8(i)(7)); The Boeing Company (February 7, 2001) (proposal to rescind the company's decision to make specified benefits available to same-sex domestic partners of Boeing employees and refrain from adopting any similar change in policy without securing shareholder consent properly excluded under Rule 14a-8(i)(7), as relating to Boeing's ordinary business operations (i.e., employee benefits)); The Coca Cola Company (January 16, 2001)(proposal requesting that the board of directors amend Coca-Cola's domestic partner health care benefits program to *include* opposite sex domestic partners as well as specified same-sex blood relatives who are domestic partners and financially interdependent of Coca-Cola employees was properly excluded under Rule 14a-8(i)(7), as relating to Coca-Cola's ordinary business operations (i.e., employee benefits)); International Business Machines Corporation (January 15, 1999)(proposal prohibiting IBM from extending medical benefits to friends of IBM employees or retirees properly excluded under Rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e. employee benefits)). The same result should apply here.

In this connection, the determination of the type, amounts and eligibility for benefits available to employees, retirees and their families under a registrant's employee benefits programs have consistently been determined to fall within their ordinary business operations. International Business Machines Corporation (January 2, 2001)(proposal relating to IBM providing a Medicare supplemental insurance policy for retirees); International Business Machines Corporation (January 15, 1999)(proposal seeking to change scope of Company's medical benefits plan coverage provisions); International Business Machines Corporation (January 13, 2005)(proposal seeking report on the impact of rising health care costs and expenditures properly determined to relate to IBM's ordinary business operations); Sprint Corporation (January 28, 2004)(to same effect); United Technologies Corporation (February 20, 2001)(proposal to change the date of retirement to the date of termination when calculating eligibility for cost of living adjustments properly excluded as ordinary business); International Business Machines Corporation (January 2, 2001) (proposal to granting a cost of living increase to pensions of IBM retirees); International Business Machines Corporation (December 30, 1999) (adjust defined benefit pensions to mitigate the impact of increases in the cost of living to retired employees); Bell Atlantic Corporation (October 18, 1999)(proposal to increase retirement benefits for retired management employees); Burlington Industries, Inc. (October 18, 1999)(proposal to adopt new retiree health insurance plan offering HMOs and covering retirees that were forced out and to reinstate dental benefits for certain retirees); Lucent Technologies, Inc. (October 4, 1999)(proposal to increase "vested pension" benefits); General Electric Company (January 28, 1997)(proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation); Cincinnati Financial Corporation (February 20, 1996)(proposal to amend retirement plan to permit certain participants to roll out funds into investment instrument of their own choosing properly excludable under former Rule 14a-8(c)(7)); International Business Machines Corporation (December 28, 1995) (retirement benefits); Allied Signal Inc. (November 22, 1995)(retirement benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); PepsiCo (March 7, 1991) (health benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

Consistent with the position of the staff, for many years, IBM has provided a variety of retirement, health, insurance and other benefits to its employees, retirees and their families, and such benefits have been modified over the years on a regular basis to meet the changing needs of the Company as well as plan beneficiaries, *all in the ordinary course of the Company's business*. In the past, for example, employee medical coverage was provided without additional charge. Recognizing the cost of such benefits, and the need for the employee to share in the responsibility for such costs, the Company modified its medical plans some years ago to require employees to contribute financially toward such benefits. Similarly, the Company's retirees (including the Proponent) have also been footing a share of their health care benefits.

It is axiomatic that all employee and retiree plan benefit decisions made by the Company affect plan beneficiaries in one way or another. Plan beneficiaries, including retirees such as the Proponent, have opinions what the Company should do, and those opinions include, among others, potential changes in employee benefit coverage. The Company makes a variety of changes to our benefit plans, on a regular basis, all in the ordinary course of business. As might be expected, each time a benefit plan is changed, some beneficiaries are happy (usually if the change benefits them), and others are unhappy (usually if the change does not benefit them). At IBM, like any other company, employees and retirees voice their opinions on plan benefit coverage matters to the respective plan administrator. The stockholder proposal process, however, is not the forum to air such issues.

For this reason, the specific eligibility criteria for the Company's employee benefit programs have, for many years, been determined to be "*ordinary business matters*" under former Rule

14a-8(c)(7), even before the Cracker Barrel[2] decision was initially rendered. See IBM Corporation (January 23, 1992) (stockholder proposal urging the Company ***to provide*** spousal-type benefits to committed domestic partners of employees of the Company was ***also*** properly excludable under former Rule 14a-8(c)(7)). In this connection, it is particularly noteworthy that the 1992 letter in IBM preceded the Commission's Cracker Barrel ruling by nearly a year. At the time of that IBM letter, the Company had no benefit coverage for same-gender domestic partners, and it was then urged that IBM extend our benefit coverage to such persons. IBM then successfully argued to the Staff that the proposal should be excluded as "ordinary business" because it was within the Company's business prerogative to make such specific plan benefit coverage decisions. Under the interpretive position of the Commission at that time, *all* employment-related matters, including those purportedly raising social issues were examined by the Staff on a case-by-case basis. Thus, operating under such interpretative position, the Staff reviewed all of the facts and circumstances and concurred with the Company that there was nothing in the proposal which would except it from coverage under the ordinary business exclusion. The proposal was therefore properly excluded as falling within the Company's "ordinary business operations". While Cracker Barrel subsequently advanced the general rule that all employment related proposals, including those raising social policy issues, would *automatically* be subject to exclusion under as "ordinary business," following the reversal of Cracker Barrel, and with the Staff returning to examination of similar employment-related proposals on a case-by-case basis, the Company submits that the result in the instant matter should be the same as was earlier reached in the 1992 IBM letter, and this Proposal excluded under current Rule 14a-8(i)(7).

The question of what we cover under our benefit plans is an ordinary business decision. As before, this Proposal challenges a garden-variety employee benefit plan coverage decision, which the Company effects on a regular basis as part of its ordinary business operations. While the Proponent may not like it that we cover sexually transmitted diseases, this is not a decision for stockholders, and the Proponent's attempt to have the Company's stockholders "micro-manage" these benefit plan coverage decisions is unwarranted. Furthermore, just as in all of the other letters brought before the staff on similar matters, there are no substantial policy issues requiring intervention by the Company's stockholders. Just as under the pre-Cracker Barrel analysis, the Company believes that the instant situation presents another example for the application of the "ordinary business" exclusion under current Rule 14a-8(i)(7).

The instant IBM retiree's attempt to have IBM stockholders "micro-manage" the Company's medical plan's coverage provisions by excluding coverage for sexually transmitted disease appears to be based upon the financial effect he perceives such existing coverage provisions have on the Company, and himself as a plan beneficiary. Yet, inasmuch as employee benefit costs are a fact of life, the Company is regularly faced with a variety of coverage, cost and implementation decisions under our benefit plans. Such decisions include the institution of specific eligibility criteria, cost, and the qualification of individual beneficiaries. These all clearly fall within the rubric of a company's ordinary business operations. Moreover, were stockholders asked to step in for the purpose of adopting, implementing, interpreting and amending these various employee benefit plan provisions as they saw fit, they would be faced with a myriad of different issues. For example, while the instant Proponent wants to rescind coverage for sexually transmitted diseases, other persons have sought for registrants to *further* extend plan coverage. That type of micro-management is also ordinary business. Still other benefit plan beneficiaries have other issues associated with the cost of their benefits, including various coverage, reimbursement and co-pay matters. The stockholder proposal process simply

[2] Cracker Barrel Old Country Store, Inc. (October 13, 1992 and January 15, 1993) (proposal seeking to implement nondiscriminatory employment policies relating to sexual orientation, and to add explicit prohibitions against such discrimination to the registrant's employment policy statement then determined by both the staff and the full Commission to be properly excluded under former Rule 14a-8(c)(7)).

is *not* the forum to raise any of such matters, as these types of benefit decisions are necessarily best left to the expertise of the Company's management. See e.g., AT&T Corp. (February 25, 2005), *supra*; SBC Communications, Inc. (January 9, 2004), *supra*; The Boeing Company (February 7, 2001), *supra*; The Coca Cola Company (January 16, 2001), *supra*; International Business Machines Corporation (January 15, 1999), *supra*; International Business Machines Corporation (December 23, 1997)(proposal to have Company *further* extend eligibility criteria for qualification as a domestic partner to include those in heterosexual relationships also excluded as part of company's ordinary business operations). The very same result should apply in the instant case.

Just as it is peculiarly within the province and expertise of the Company's management to run the Company, manage its general employee benefit plans on a day-to-day basis, and make medical and other insurance benefit coverage decisions for its employee and retiree population, the Company believes that the instant Proposal improperly attempts to have stockholders get involved in the micro-management of the Company and its business decisions concerning the specific eligibility criteria to be applied under its medical and health benefit plans, in contravention of Rule 14a-8(i)(7). In short, whether a person is *for or against* providing coverage for certain diseases, a company's regular decisions with respect to the criteria relating thereto should continue to fall within the rubric of Rule 14a-8(i)(7), making such proposals excludable as part of a company's ordinary business operations. See Chevron Corporation (January 29, 1998); International Business Machines Corporation (December 23, 1997, December 22, 1997, December 19, 1997, and December 12, 1996) (multiple staff rulings confirming IBM's no-action position relating to the extension of benefits under former Rule 14a-8(c)(7)); Ford Motor Company (March 4, 1996) (proposal that registrant not use religion, sex, ethnicity or national origin as a criterion for either discriminating against *or granting preferential treatment to people in employment* properly excluded under former Rule 14a-8(c)(7)); General Motors Corporation (February 22, 1996) (to same effect); Sturm, Ruger & Company (December 28, 1995)(proposal to establish committee to determine whether Company discriminates by denying medical insurance coverage to employees who lawfully operate motorcycles *without helmets* properly excluded under former Rule 14a-8(c)(7)); U.S. West, Inc. (February 13, 1990) (proposal seeking to prohibit the registrant from promoting or condoning the existence of any homosexual organization or activities within the company, including the use of company facilities and company financial support, determined by staff to be properly excludable under former Rule 14a-8(c)(7)).

In sum, since the subject matter of the instant Proposal involves nothing but the day-to-day business operations of the Company, and since the Proposal attempts improperly to have stockholders "micro-manage" the Company's medical and health insurance plan benefit coverage decisions, upon the basis of the consistent precedents of the Staff cited above, the Company requests that no enforcement action be recommended to the Commission if it excludes the instant Proposal on the basis of Rule 14a-8(i)(7).

II. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(1) AS AN IMPROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." The undersigned, following a review of New York law, has found nothing which would legally place the decision making relating to the instant Proposal and its benefit plan decision-making directly into the hands of stockholders. By improperly demanding direct action on the Proposal by the Company's stockholders as to the Company's employee benefit plans' eligibility requirements, the Proponent has made the Proposal an improper subject for stockholder action under New York State law. The Company therefore believes that the Proposal may also independently be omitted from the 2006 proxy materials pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 2006 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for the 2006 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the staff. If there are any questions relating to this submission, please do not hesitate to contact the undersigned at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Attachment

cc: Mr. Donald V. Murray
P.O. Box 239
New York, NY 10009-0239

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

DONALD V. MURRAY
P.O. BOX 239
NEW YORK, NY 10009-0239

18 October 2005

IBM Corporation
Armonk, New York 10504

Subject: **Proposed Resolution for Shareholder Meeting**

Donald V. Murray, a holder of 842 common shares, submits the following resolution:

Whereas providing health insurance coverage on any preventable medical condition constitutes an unwarranted increase in the cost of IBM-provided health insurance coverage, and thereby constitutes an unwarranted use of IBM resources or the resources of other IBM employees,

Whereas sexually transmitted diseases, including AIDS or an HIV positive condition, are preventable medical conditions, and

Since, therefore, providing health insurance that includes coverage for sexually transmitted diseases, including AIDS or an HIV positive condition, on IBM employees, their sexual partners, however so designated, and their dependents, creates an unwarranted increase in the cost of IBM-provided health insurance coverage, and thereby constitutes an unwarranted use of IBM resources or the resources of other IBM employees,

Be it resolved that:

-IBM will not provide or make available any health insurance that includes coverage for any sexually transmitted disease, including AIDS or an HIV positive condition, on any IBM employee, his or her sexual partner or partners, however so designated, or on any dependent of that employee, and

-any existing health insurance provided or made available through IBM that includes coverage for any sexually transmitted disease, including AIDS or an HIV positive condition, on any IBM employee, his or her sexual partner or partners, however so designated, or on any dependent of that employee, shall terminate at the end of the current calendar year.

-This provision shall not prevent continued payments under any health insurance provided or made available through IBM for any sexually transmitted disease, including AIDS or an HIV positive condition, where the condition has been reported by the end of the calendar year in which this provision is adopted.

Donald V. Murray
Acct No 13696-95825

DONALD V. MURRAY
P.O. BOX 239
NEW YORK, NY 10009-0239

18 October 2005

Office of the Secretary
IBM Corporation
Armonk, New York 10504

Subject: **Withdrawal of Earlier Proposed Resolution – Substitution of New Resolution**

I hereby withdraw my earlier proposed stockholder resolution, dated 1 March 2005, and substitute the enclosed proposed resolution bearing today's date.

Donald V. Murray
Acct No 13696-95825

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

DONALD V. MURRAY
P.O. BOX 239
NEW YORK, NY 10009-0239

1 March 2005

IBM Corporation
Armonk, New York 10504

Subject: **Proposed Resolution for Shareholder Meeting**

Donald V. Murray, a holder of 838 common shares, submits the following resolution:

Whereas persons engaging in homosexual activity encounter a higher incidence of AIDS and the likelihood of being HIV positive than do other persons; and

Whereas persons with AIDS or who are HIV positive require a higher level of medical costs than do other persons, and

Whereas persons with AIDS or who are HIV positive experience a shorter life expectancy than do other persons, and consequently a higher level of life insurance costs, and

Whereas persons engaging in homosexual acts are more likely than other persons to transmit AIDS or the HIV virus to their sexual partners, and

Whereas AIDS and an HIV positive condition are essentially a preventable medical condition, and

Whereas providing life insurance or health insurance coverage for the homosexual partners of IBM employees, since the relationship of the employee and their sexual partner creates an unwarranted increase in the cost of IBM-provided life and/or health insurance coverage, and constitutes an unwarranted use of IBM resources,

Be it resolved that:

-IBM will not provide either life insurance or health insurance coverage for any homosexual partner or partners, however so designated, of any IBM employee, and

-any existing life insurance or health insurance coverage for any homosexual partner or partners, however so designated, of any IBM employee, shall terminate at the end of the current calendar year.

Donald V. Murray
Acct No 13696-95825

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 4, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated November 4, 2005

The proposal would prohibit IBM from providing any health insurance that includes coverage for any sexually transmitted disease, including AIDS or an HIV positive condition, on any IBM employee, sexual partner or dependent of the employee, with certain exceptions contained in the proposal.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,

Mary Beth Breslin
Special Counsel